Exhibit 99.1
Results on acquisition of treasury shares

Shinhan Financial Group (hereafter “SFG”) announced on October 25, 2023 that a share repurchase program SFG commenced on October 26, 2023 has been completed. The number of treasury shares acquired upon completion is 2,744,718 and the total number of treasury shares that SFG holds as of the reporting date is 2,744,718, 0.53% of the total number of common shares issued.

1.	Acquisition period: October 30, 2023 – December 22, 2023 (Trading date basis)

2.	Number of treasury shares acquired: 2,744,718 common shares

3.	Average acquisition price: KRW 36,434

4.	Total acquisition amount: KRW 100,000,038,800